DD
11/30

PUBLIC



SEC
Mail Processing
Section



NOV 27 2012

Washington DC
401

[UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549]

OMB APPROVAL	
OMB Number.	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
48215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING OCTOBER 1, 2011 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CAREY THOMAS HOOVER & BREAULT, INC.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. CENTRAL, SUITE 200
(No. and Street)

WICHITA	KANSAS	67206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(316) 634-2222
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

DD 12/17

OATH OR AFFIRMATION

I, JEFFREY BREAULT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY THOMAS HOOVER & BREAULT, INC., as of SEPTEMBER 30, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE L. ALLSMAN
Notary Public - State of Kansas
My Appt. Expires 10-2-2016

Signature

TREASURER
Title

Christine L Allsman
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS

Assets		
Cash	$ 848,017	
Cash deposits with clearing organization	80,139	
Receivables from broker-dealers and clearing organization	290,525	
Miscellaneous receivables	2,111	
Prepaid income tax	5,507	
Deferred tax asset	1,488	
		$ 1,227,787

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$ 15,983	
Cash overdraft	91,577	
Commissions payable	806,200	
Payroll taxes payable	32,242	
Cafeteria plan payable	536	
Profit sharing contribution payable	114,161	
		1,060,699
Stockholders' equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	1,000	
Additional paid-in capital	62,954	
Retained earnings	103,134	
		167,088
		$ 1,227,787

The accompanying notes are an integral part of these financial statements.